**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 19, 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**VimpelCom Ltd.**

**File No. 001-34694 - CF#33675**

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VimpelCom Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 31, 2016.

Based on representations by VimpelCom Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 4.4     through March 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary